[Letterhead of Willkie Farr & Gallagher]

787 Seventh Avenue New York, NY 10019-6099 212 728 8000 Fax: 212 728 8111

VIA EDGAR

October 1, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Apollo Senior Floating Rate Fund Inc.
Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of the Apollo Senior Floating Rate Fund Inc. (the “Fund”), a Maryland corporation, we are hereby filing an initial Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. We are also concurrently filing Form N-8A under the 1940 Act.

We anticipate filing a pre-effective amendment to this Registration Statement prior to the offering of shares of the Fund. This pre-effective amendment will include the information that has been excluded from this initial Registration Statement, including any omitted exhibits. In addition, we note that the Registration Statement discloses that Apollo Credit Management, LLC (“Apollo Credit”), a subsidiary of Apollo Capital Management, L.P., will serve as the Fund’s investment adviser. The Fund would like to take this opportunity to point out that while Apollo Credit is not currently registered as an investment adviser with the Commission, Apollo Credit or any other investment adviser that is retained by the Fund will hold the necessary registrations before serving in this capacity.

If any questions should arise in the course of your review of this filing or if there is any way in which we may be of assistance, please do not hesitate to call me at (212) 728-8970.

Very truly yours,

/s/ P. Jay Spinola

P. Jay Spinola

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